EXHIBIT 99.1

Stantec Announces Results of the 2022 Annual Meeting of Shareholders

EDMONTON, Alberta and NEW YORK, May 12, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec Inc. (“Stantec”), a global leader in sustainable design and engineering, held its virtual annual meeting of shareholders (the “Meeting”) on May 12, 2022. A total of 88,966,625 shares (80.02% of outstanding common shares) were represented in person or by proxy.

The complete voting results from the Meeting are as follows:

1.   Election of Directors

The Board of Directors of Stantec had fixed the number of directors standing for election at the Meeting to be nine. Each of the nine nominees listed in Stantec’s Management Information Circular dated March 22, 2022 was elected as a director of Stantec.   The detailed results of the vote by ballot on the election of directors are as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	83,141,283	96.98	2,588,385	3.02
Martin A. à Porta	84,521,473	98.59	1,208,195	1.41
Richard C. Bradeen	84,494,749	98.56	1,234,919	1.44
Shelley A. M. Brown	85,617,780	99.87	111,888	0.13
Patricia D. Galloway	84,522,645	98.59	1,207,023	1.41
Robert J. Gomes	85,555,660	99.80	174,008	0.20
Gordon A. Johnston	85,628,653	99.88	101,015	0.12
Donald J. Lowry	85,667,181	99.93	62,487	0.07
Marie-Lucie Morin	80,219,080	93.57	5,510,588	6.43

2.   Appointment of Auditor

PricewaterhouseCoopers LLP were appointed as auditor of Stantec for 2022, and the directors were authorized to fix the remuneration of the auditor. The detailed results of the vote by ballot on the appointment of auditor are as follows:

Votes For	% For	Votes Withheld	% Withheld
88,834,811	99.85	131,814	0.15

3.   Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 22, 2022 and delivered in connection with the Meeting. The detailed results of the vote by ballot on Stantec’s approach to executive compensation are as follows:

Votes For	% For	Votes Against	% Against
84,191,937	98.21	1,537,731	1.79

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve - because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contact	Investor Contact
Stephanie Smith	Tanya Finney
Stantec Media Relations	Stantec Investor Relations
Ph: (780) 917-7230	Ph: (403) 205-5791
stephanie.smith2@stantec.com	tanya.finney@stantec.com

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